Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2006, 2005 and 2004

(in thousands)

	For the Years Ended December 31,
	2006	2005	2004
Net income (loss) before taxes	$24,547	$5,236	$(28,629)
Add: Fixed charges, net capitalized interest	10,739	10,558	11,520

Earnings (loss) before fixed charges	35,286	15,794	(17,109)

Fixed charges:
Interest expense including amortization of debt issuance costs	$10,739	$10,558	$11,520
Capitalized interest	—	—	—

Total fixed charges	10,739	10,558	11,520

Ratio of earnings to fixed charges(1)	3.3 : 1	1.5 : 1	—

(1)	In 2004, the Company had a deficiency of earnings, net of taxes, compared to its fixed charges of $28,629.